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                            March 15, 2021

       Frank I. Igwealor
       Chairman and Chief Executive Officer
       GiveMePower Corporation
       370 Amapola Ave., Suite 200-A
       Torrance, CA 90501

                                                        Re: GiveMePower
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 23,
2021
                                                            File No. 333-252208

       Dear Mr. Igwealor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note you entered into a letter of intent on March 3, 2021 for the acquisition of
                                                        BitCentro Mining Inc.
Please tell us whether you believe the acquisition is probable.
                                                        Your response should
address the following:
                                                            Explain whether you
believe your filing includes adequate information for investors to make an informed
investment decision without the financial statements of
                                                            BitCentro Mining
Inc.
                                                            Confirm whether you
transferred $500,000 to escrow upon signing the letter of intent and explain to us
whether that amount is refundable.
                                                            Tell us whether any
of the conditions precedent in paragraph 4 of the letter of intent
 Frank I. Igwealor
GiveMePower Corporation
March 15, 2021
Page 2
              have been satisfied as of the date of your response, and if not, when you expect them to be satisfied.
                Confirm our understanding that upon signing a definitive purchase agreement you will close on the acquisition of a 75% interest in BitCentro Mining Inc.
                Provide us with your significance tests in accordance with Rule 8-04 of Regulation S-
              X.
2. We note your response to comment 1 and that you have identified more than six additional financial services businesses. We view the names of the acquisition targets you intend to acquire as material information for investors in the offering and required to be disclosed in order to provide the necessary information upon which to make an investment decision.
         Accordingly, please revise your disclosure to identify the names of your acquisition targets.
Cover Page

3. Please disclose that you are not a special purpose acquisition company and that investors will not be entitled to protections normally afforded to investors in special purpose acquisition company offerings. In this regard, add risk factor disclosure that addresses the risks to investors because you are not a special purpose acquisition company.
Securities Ownership of Certain Beneficial Owners and Management, page 221

4. We note your response to comment 5; however, we do not see the addresses of the entities and individuals. Please revise or advise. See Item 403 of Regulation
S-K.
Exhibits

5. We note your response to comment 7. Your exhibit appears to be a loan application from the SBA website. Please file your July 3, 2020 loan as an exhibit. See
Item 601(b)(10) of
         Regulation S-K.
6. We note that you have filed the asset purchase agreement for YCO Bitcoin and the
FirstName LastNameFrank I. Igwealor
       cancellation of the purchase agreement. Please refile the cancellation agreement as the
Comapany   NameGiveMePower
       exhibit                   Corporation
               is unreadable. In this regard, please update your exhibit list and provide the
       required  hyperlinks.
March 15, 2021 Page 2        See Item  601(a)(2) of Regulation S-K.
FirstName LastName
 Frank I. Igwealor
FirstName  LastNameFrank
GiveMePower    Corporation I. Igwealor
Comapany
March      NameGiveMePower Corporation
       15, 2021
March3 15, 2021 Page 3
Page
FirstName LastName
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Frank I Igwealor